Exhibit 19

Clearfield, Inc.

Policy Regarding Buying and Selling Securities – Insider Trading and Tipping

As Amended Through August 29, 2024

This Policy Regarding Buying and Selling Securities - Insider Trading and Tipping is designed to prevent insider trading or allegations of insider trading, and to protect Clearfield’s reputation for integrity and ethical conduct.

In addition, to help prevent inadvertent violations of the federal securities laws and to avoid even the appearance of insider trading, Clearfield’s directors, executive officers, and other employees identified from time to time by Clearfield, are subject to additional requirements relating to trading in Clearfield’s securities that are identified in this policy.

Scope of this Policy

If you are a director, executive officer, employee or consultant of Clearfield or its subsidiaries, this policy applies to you. The same restrictions that apply to you also apply to your family members who reside with you, anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Clearfield securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in Clearfield securities). The same restrictions that apply to you also apply to any entities that you influence or control, including any corporation, limited liability company, partnership or trust. You are responsible for making sure that these people and entities comply with this policy in any trades they make in any securities covered by this policy.

It is important that you understand the terminology of this policy. Please see the “Definitions” section for the definitions of terms like “trade,” “material” and “non-public.” In this policy, the term “Clearfield” includes Clearfield, Inc. and its subsidiaries.

Our Policies

A.	You may not trade in Clearfield securities if you are aware of material non-public information about Clearfield.

B.

This prohibition on insider trading is not limited to trading in Clearfield securities. Similarly, you may NOT trade in securities of any other company (such as customers or suppliers of Clearfield or a company negotiating with Clearfield about a major transaction) if you are aware of material non-public information about that company. Keep in mind that information that is not material to Clearfield may nevertheless be material to another company.

C.	You may not disclose any material non-public information about Clearfield or any other company to others who may use it to trade or who may pass it along to others who might trade.

D.	You may not advise anyone about the purchase or sale of securities of Clearfield or any other company based on material non-public information you learn through Clearfield or have heard from others.

E.

Clearfield’s directors, executive officers and other employees identified from time to time (collectively called “insiders”) are subject to the additional requirements identified under “Additional Policies Applicable to Insiders.” Clearfield will notify you if you are considered an “insider” for the purpose of this policy. Clearfield has appointed the General Counsel as the “Compliance Officer” under this policy. The Compliance Officer will identify those employees who are insiders and administer other aspects of this policy.

F.

If you receive an inquiry for information from outside Clearfield, such as from a stock broker or analyst, you should not provide any information, but instead should refer the inquiry to the Chief Executive Officer, Chief Financial Officer or the Compliance Officer.

G.	Our policies on short sales, transactions in put and call options on Clearfield securities, and standing orders are as follows:

a.	Short sales of Clearfield securities (a sale of securities which are not then owned), including a “sale against the box” (a sale with delayed delivery) are prohibited.

b.

Trading in “puts” and “calls” (publicly traded options to sell or buy stock) are often perceived as involving insider trading. Therefore, Clearfield prohibits such trading with respect to Clearfield securities.

c.

Standing orders (except standing orders under approved Rule 10b5-1 plans, see below) should be used only for a very brief period of time. The problem with purchases or sales resulting from standing instructions to a broker is that there is no control over the timing of the transaction. The broker could execute a transaction when you are aware of material non-public information.

Additional Policies Applicable to Insiders

In addition to the policies above, insiders – that is, directors, executive officers and other employees designated from time to time by the Compliance Officer – are subject to three additional policies: (1) all transactions must be pre-cleared; (2) trades are restricted to open window periods only; and (3) certain margin, hedge and pledge transactions are prohibited. Some insiders are also subject to Securities and Exchange Commission reporting requirements.

As noted above, these additional policies also apply to transactions in Clearfield securities by an insider’s family members and entities that the insider influences or controls.

Trading Only During Open Window Periods

Insiders may trade in Clearfield securities only during an “open window period.” This restriction is in addition to the prohibition on trading while aware of material non-public information.

The regular, quarterly open window periods are the four periods of time beginning two full business days following Clearfield’s release of its financial results for the fiscal quarter or the fiscal year and ending at the close of trading on the 15th day of the last month of a fiscal quarter. If, for example, Clearfield issued an earnings release after market close on Thursday, the first day of the open window period would be the following Tuesday. In this context, business day means a day that the primary stock market where Clearfield’s stock is listed is open for trading. If you have questions on the open window period, please contact the Compliance Officer.

From time to time, the Compliance Officer may notify certain insiders that no trading will be permitted until further notice, either with or without disclosing the reason for the restriction. The Compliance Officer may also limit any quarterly open window period. The existence of an event-specific trading restriction period or shortening of an open window period may not be announced to Clearfield as a whole, and should not be communicated to any other person. Even if the Compliance Officer has not designated you as a person who should not trade due to an event-specific restriction, you should not trade while aware of material nonpublic information. Exceptions will not be granted during an event-specific trading restriction period.

To avoid the appearance of improper trading, employees that are not insiders are also encouraged to refrain from trading Clearfield securities except during an open window period.

Margin, Hedge and Pledge Transactions Prohibited

Insiders may not purchase Clearfield securities on margin, borrow against any account in which Clearfield securities are held, or pledge Clearfield securities as collateral for a loan.

Insiders also may not enter into hedging or monetization transactions, such as zero-cost collars, forward sale contracts, or any arrangement that is designed to hedge or offset any decrease in the market value of our common stock.

Pre-Clearance of Transactions

Insiders are required to obtain approval in writing for all transactions in Clearfield securities from the Compliance Officer prior to undertaking the transaction. Transactions that must be pre-cleared include those that are permitted only during an open window period, as well as gifts and any stock option exercise. A request for pre-clearance should be submitted in writing to the Compliance Officer no less than two business days prior nor more than four business days prior to the proposed transaction. The Compliance Officer should submit his or her request for pre-clearance to the Chief Financial Officer. Any such request and approval should be documented in some way including through email correspondence.

If, upon requesting pre-clearance, an insider is advised that the insider may make a transaction in Clearfield securities, the insider may execute the transaction within five business days thereafter. If, for any reason, the transaction is not completed within the five business days, pre-clearance must be obtained again before the stock may be traded.

The Compliance Officer is under no obligation to approve a transaction submitted for pre- clearance, and may determine not to permit the transaction. If a person seeks pre-clearance and permission to engage in the transaction is denied, then he or she must refrain from initiating any transaction in Clearfield securities, and should not inform any other person of the restriction.

Following completion of any transaction in Clearfield securities that has been pre-cleared, you must notify the Compliance Officer of the completion of the transaction.

Section 16 Reports

All Clearfield directors and executive officers subject to Section 16 of the Securities Exchange Act of 1934 are obligated to file Section 16 reports (i.e., a Form 4) when they engage in transactions in Clearfield securities. Although Clearfield will assist reporting persons in preparing and filing the required reports, the reporting persons are ultimately responsible for the reports.

In order to ensure timely Section 16 reports, it is critical that you report the transaction information to the Compliance Officer on the same day the transaction is executed (not on the later settlement date). Prompt reporting is necessary for all transactions, including transactions made under a Rule 10b5-1 plan, option exercises and gifts. Even if a transaction does not constitute a “trade,” it must be communicated to the Compliance Officer so that Clearfield can assist you with your Section 16 reports.

Form 144 Reports

Clearfield directors and executive officers are required to file Form 144 before making an open market sale of Clearfield securities. Form 144 notifies the Securities and Exchange Commission of your intent to sell Clearfield securities. This form is generally prepared and filed by your broker and is in addition to the Section 16 reports filed on your behalf by Clearfield.

Pre-Arranged Trading Plans (Rule 10b5-1 Plans)

If an insider’s trades are executed pursuant to an approved Rule 10b5-1 plan, the insider is not subject to the pre-clearance procedure and is not restricted to trading only during an open window period.

Rule 10b5-1 provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements. A Rule 10b5-1 plan must either specify (including by formula) the amount, pricing and timing of transactions in advance or delegate discretion on those matters to an independent third party. Once the plan is adopted, the insider must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded, or the date of the trade.

All Rule 10b5-1 plans must be pre-cleared in writing in advance by the Compliance Officer. Rule 10b5-1 plans may be adopted only during an open window period and in any event may be adopted only when the insider is not aware of any material non-public information. All Rule 10b5-1 plans must meet the other requirements of Rule 10b5-1 such as required certifications by the insider, cooling off periods, prohibition on overlapping plans, and transaction limitations. The Compliance Officer may condition approval of Rule 10b5-1 plan on public disclosure of the plan or specific plan features. Any proposed modification to a Rule 10b5-1 plan may be made only during an open window period, when the insider is not aware of any material non-public information, and with prior written approval of the Compliance Officer. Nothing in this policy prohibits an insider from terminating a Rule 10b5-1 plan in accordance with applicable laws and regulations during an open window period and when the insider is not aware of any material non-public information.

Each director, executive officer and other Section 16 insider should understand that the approval or adoption of a Rule 10b5-1 plan in no way reduces or eliminates such person’s obligations under Section 16 of the Exchange Act, including such person’s disclosure and short-swing trading liabilities thereunder.

Seeking Additional Guidance

If you have any questions concerning any aspect of this policy or the application of this policy to you, you should contact the Compliance Officer before you initiate any trade.

Do not try to resolve uncertainties on your own, as the rules relating to insider trading are often complex, not always intuitive and carry severe consequences.

Penalties for Violations

Under federal securities laws, individuals who engage in insider trading or tipping can be liable for substantial criminal and civil penalties, including imprisonment for up to 20 years, criminal fines of up to $5 million, and civil penalties of up to three times the profits gained or losses avoided.

You are not excused from compliance with this policy and will not avoid civil and criminal penalties even if you believe you have mitigating circumstances or if you have a personal financial emergency.

Clearfield could also be liable for civil fines of up to the greater of (i) three times the profit gained or loss avoided and (ii) $1.275 million, and criminal fines of up to $25 million, as a consequence of an employee’s insider trading or tipping, and individual controlling persons (directors, executive officers and supervisory personnel) could also be liable for the civil penalties as a result of such transactions.

In addition to these serious criminal and civil penalties, violation of this policy may result in disciplinary action by Clearfield, including termination of employment for cause or discipline by the Board of Directors.

These criminal and civil penalties apply even if the violator did not use the non-public information to make a trade and even if the violator was merely a “tipper” who passed the information or advice on to others who traded. Also remember that anyone scrutinizing your transactions will be doing so after the fact, with the benefit of hindsight. Before engaging in any transaction, you should carefully consider how enforcement authorities and others might view your transaction.

Definitions

Securities include common stock, derivative securities such as stock options (including put and call options), convertible debentures, warrants and preferred stock, as well as debt securities such as bonds and notes.

Trading includes buying and selling securities, as well as certain exercises of stock options or granting to others options on stock you hold. The term “trading” does not include exercising a stock option using cash only, delivering Clearfield stock you already own to Clearfield to pay the option price, or electing to have Clearfield withhold shares subject to an option to pay the price of the option. The term “trading” also does not include making a bona fide gift. A transfer of stock is not a gift if it is made to satisfy a legal obligation or if the transferee receives some value in return for the gift.

The term “trading” also does not include purchases of Clearfield securities in our Employee Stock Purchase Plan (ESPP) resulting from your periodic contribution of money to the ESPP pursuant to the election you made at the time of your enrollment in the ESPP or purchases of Clearfield securities resulting from lump sum contributions to the ESPP, provided that you elected to participate by lump sum payment at the beginning of the applicable enrollment period. However, the term “trading” does include any subsequent sale of Clearfield securities acquired through the ESPP.

The term “trading” does not include the exercise of a tax withholding right pursuant to which you elect to have Clearfield withhold shares subject to an option or withhold shares upon vesting of any restricted stock to satisfy tax withholding requirements.

Here are some examples of trades that are prohibited while you are aware of material non-public information or outside of an open window period:

■	Open market purchase or sale of Clearfield securities.

■	Purchase or sale of Clearfield securities through a broker.

■	Exercise of stock options where all or a portion of the acquired stock is sold, including sale of stock as part of a broker assisted cashless exercise.

■	Your election to participate in the ESPP for any enrollment period, and your sales of Clearfield securities purchased pursuant to the ESPP.

Material information is any information that a reasonable investor would consider important in a decision to buy, sell or hold the securities, or that could reasonably be expected to affect the price of the securities. The information may be positive or negative.

Examples of information that ordinarily would be regarded as material are:

●	Financial results or financial condition of Clearfield;

●	Projections of future earnings or losses, or other guidance on any financial measure, such as revenue, any type of expense, or earnings/loss per share;

●	Changes to previously announced earnings guidance, or the decision to initiate or suspend earnings guidance;

●	A pending or proposed merger, acquisition, divestiture, tender offer or joint venture;

●	A pending or proposed acquisition or disposition of a significant asset;

●	A restructuring of Clearfield;

●	Bank borrowings or other financing transactions out of the ordinary course;

●	A change in dividend policy, the declaration of a stock split, or an offering of securities;

●	The establishment of a repurchase program for Clearfield securities;

●	Significant related party transactions;

●	A change in management or the Board of Directors;

●	A change in auditors or notification that the auditor’s reports may no longer be relied upon;

●	The gain or loss of a significant customer or supplier or a significant interruption in supply;

●	Development of a significant new product, process, or service;

●	A significant change in the Clearfield’s pricing or cost structure;

●	Pending or threatened significant legal or regulatory proceeding, or the resolution of such proceeding;

●	Impending bankruptcy or the existence of severe liquidity problems;

●	The imposition of a ban on trading in Clearfield securities or the securities of another company; and

●	Significant cybersecurity risks and incidents.

Non-public means the information has not yet become publicly available. Information generally would be considered publicly available if it has been disclosed through widely-distributed press release, a newswire service, a broadcast on widely-available radio or television program, publication in a widely-available newspaper, magazine or news website, or through a document filed with the SEC that is available on the SEC’s website. By contrast, information would likely not be considered publicly available if it is available only to Clearfield’s employees, or if it is only available to a select group of analysts, brokers or institutional investors.

Public disclosure of the information (for example through a press release or filing with the SEC) does not mean you are free to immediately trade. You should refrain from trading until the market has had an opportunity to absorb and evaluate the information. In general, information should not be considered absorbed by the market until two full business days after the information is released. If, for example, Clearfield issued a press release before market on Monday, you could not trade in Clearfield’s securities until Wednesday. If a press release were issued before market on Friday, Tuesday generally would be the first eligible trading day. If Clearfield issued a press release after market on Monday, you could not trade in Clearfield’s securities until Thursday. Depending on the particular circumstances, the Compliance Officer may determine that a longer or shorter period should apply to the release of specific material nonpublic information.